Rule 18f-3(d) Multiple Class Plan for Legg Mason Partners Variable Portfolios III, Inc.

Dated as of December 15, 2006

Introduction

This plan (the “Plan”) is adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of the Portfolio (see Appendix A) (the “Portfolio”), a series of Legg Mason Partners Variable Portfolios III, Inc. (the “Company”) are distributed pursuant to a system (the “Multiple Class System”) in which each class of shares (a “Class”) of the Portfolio represents a pro rata interest in the same portfolio of investments of the Portfolio and differs only to the extent outlined below.

I.	Distribution Arrangements and Shareholder Service Fees

One of the Classes of shares of the Portfolio has adopted a Shareholder Services and Distribution Plan, pursuant to Rule 12b-1 under the 1940 Act (the “Rule”), as such plan may be amended from time to time (the “Services and Distribution Plan”) under which shares of the Class are subject to the services and distribution fees described below.

1.	Class I Shares

The Portfolio’s Class I shares are offered with no service or distribution fee.

2.	Class II Shares

Under the Service and Distribution Plan, the Portfolio’s Class II shares are subject to a distribution fee of up to 0.25% of average daily net assets.

3.	Additional Classes of Shares

The Boards of Directors of the Company have the authority to create additional classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 under the 1940 Act.

II.	Expense Allocations

Under the Multiple Class System, all expenses incurred by the Portfolio are allocated among the various Classes of shares based on the net assets of the Portfolio attributable to each Class, except that each Class’s net asset value and expenses reflect the expenses associated with that Class under the Portfolio’s Services and Distribution Plan, including any costs associated with obtaining shareholder approval of the Services and Distribution Plan (or an amendment thereto) and any expenses specific to that Class. Such expenses are limited to the following:

i. transfer agency fees as identified by the transfer agent as being attributable to a specific Class;

ii. printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders;

iii. Blue Sky registration fees incurred by a Class of shares;

iv. Securities and Exchange Commission registration fees incurred by a Class of shares;

v. the expense of administrative personnel and services as required to support the shareholders of a specific Class;

vi. litigation or other legal expenses relating solely to one Class of shares; and

vii. fees of members of the governing board of the Portfolio incurred as a result of issues relating to one Class of shares.

Pursuant to the Multiple Class System, expenses of the Portfolio allocated to a particular Class of shares of the Portfolio are borne on a pro rata basis by each outstanding share of that Class.

APPENDIX A

Portfolios:

Legg Mason Partners Variable Large Cap Growth Portfolio

Legg Mason Partners Variable Aggressive Growth Portfolio